UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM N-54C
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NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940
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The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940, as amended (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Business Development Corporation of America II
Address of Principal Business Office:	405 Park Avenue, 14th Floor New York, NY 10022
Telephone Number (including area code):	(212) 415-6500
File Number under the Securities Exchange Act of 1934:	814-01083

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.

The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☐	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☒	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On March 18 and 24, 2016, the board of directors of Business Development Corporation of America II (the “Company”) set the date of a special meeting of stockholders of the Company to be April 5, 2016 and authorized the proper officers of the Company to prepare and mail to all stockholders of record as of March 25, 2016, a definitive proxy statement with respect to such special meeting for the following purposes: (1) to approve the sale of all or substantially all of the Company’s assets, the Company’s liquidation and the Company’s dissolution, pursuant to a plan of liquidation; (2) to authorize the Company to withdraw its previous election to be treated as a business development company under Sections 55 through 65 of the Investment Company Act of 1940, as amended; and (3) to approve the amendment to the Company’s Articles of Amendment and Restatement to remove its obligation to prepare and distribute quarterly and annual reports to its stockholders.

On April 5, 2016, at the special meeting of the Company’s stockholders, a majority of the Company’s stockholders, representing 69.87% of the outstanding shares entitled to vote, approved the same actions. There were no votes against the proposals. The Company is now implementing the approved actions, including the filing of this Form N-54C Notice.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and State of New York on the 20th day of April, 2016.

Business Development Corporation of America II

By: /s/ Peter M. Budko
Name: Peter M. Budko
Title: Chief Executive Officer and Chairman of the Board of Directors
Attest: /s/ Corinne D. Pankovcin
Name: Corinne D. Pankovcin
Title: Chief Financial Officer, Treasurer and Secretary